Exhibit. 99.1

Explanation of Responses:

The Lexington Master Limited Partnership is an operating partnership for Lexington Realty Trust (the “Issuer”). Units are presently redeemable for cash or, at the option of the Issuer, shares of common stock of the Issuer on a one for one basis. There is no expiration date on the redemption of Units.

1.             AP-Newkirk Holdings LLC and AP LXP Holdings LLC are Delaware limited liability companies that are wholly owned by Apollo Real Estate Investment Fund III, L.P., a Delaware limited partnership (“AREIF III”). Apollo Real Estate Advisors III, L.P., a Delaware limited partnership (“Advisor”) is the general partner of AREIF III. Apollo Real Estate Capital Advisors III, Inc., a Delaware corporation (“Capital”), is the general partner of Advisor.

2.             Transfer of units among Apollo Fund and its wholly owned subsidiaries. The reported transactions are exempt from Section 16 under Rule 16a-13; this report is being made voluntarily to update disclosure regarding indirect beneficial ownership.